350 EAST LAS OLAS BOULEVARD LAS OLAS CENTRE II, SUITE 1150 P.O. BOX 30310 FORT LAUDERDALE, FL 33303-0310 954.759.2760 DIRECT 954.462.4150 MAIN 954.462.4260 FAX cgage@ralaw.com www.ralaw.com

August 23, 2011

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attention:	Mara Ransom
Legal Branch Chief

Re:	Dreams, Inc. (File No. 1-33405) Form 10-K for the Fiscal Year Ended December 31, 2010 Filed March 30, 2011

Dear Ms. Ransom:

The purpose of this letter is to provide the Company’s responses to the August 10, 2011 Comment Letter (the “Comment Letter”) to Ross Tannenbaum, Chief Executive Officer of Dreams, Inc. (the “Company”, “we”, “our” or “us”). For your convenience, we have restated the comments from the Comment Letter below followed by the Company’s response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 12

COMMENT 1.

Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. We note your statement that your internet division grew 41% in 2010. Discuss whether you expect that trend to continue. Please provide additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood or the extent past performance is indicative of future performance. Please discuss whether you expect levels to remain at his level or to increase or decrease. Also, you should consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail:

• Economic or industry-wide factors relevant to your company, and

• Material opportunities, challenges, and

• Risk in the short and long term and the actions you are taking to address them.

Response:	After review, we respectfully note that our Analysis section (p. 14 MD&A) references each of the key trends and strategies of the company [Multi-channel

NEW YORK	CLEVELAND	TOLEDO	AKRON	COLUMBUS	CINCINNATI
WASHIIGTON, D.C.	TALLAHASSEE	ORLANDO	FORT MYERS	NAPLES	FORT LAUDERDALE

U.S. Securities and Exchange Commission

Mara Ransom

August 23, 2011

Retailing, mChannel and Web Syndication and state we believe there is significant opportunity in the marketplace to grow this model]. Secondly, we discuss that growth has come from acquisitions in the past and is expected to be a continued trend in the future for the Company [p. 12 MD&A].

With regard to uncertainties, the Analysis section [p. 15 MD&A] further itemizes the many uncontrollable variables that can and will impact our revenues and expenses. While in the context of micro-economic issues as opposed to citing macro-economic threats such as the overall economic recession that has impacted all industries and especially retail, we believe the level of detail we noted provides considerable information to the investor when comparing our growth trends to these factors.

Bullet point one

Macro-economic and industry-wide factors such as the recession and consumer spending can influence our performance or any company in the retail sector.

Bullet point two

Our material opportunities are comprised of the key contributors to our growth, which include Multi-channel Retailing, Web Syndication and mChannel. These growth drivers are then challenged by the many uncontrollable forces that impact our revenue and expense as noted in the Analysis section [p. 14 & 15]. Larger external challenges or threats, such as a double-dip recession or major drop in consumer spending would be an underlying cause and effect impacting our Company and its potential profitability.

Bullet point three

Similar to our responses previously expressed, the Analysis section [p.15 MD&A] essentially addresses our risks combined with the many uncertainties impacting both revenue and expenses. For example we state “Other factors also cause significant fluctuations in our quarterly results…” which is followed by several uncontrollable business dynamics to which the Company must contend. In our Conclusion [p. 15 MD&A], we note our diversification in both the delivery of our products and the breadth of our product line as our principle actions and strategies.

In summary, we believe that the MD&A addresses the request for additional information. However, in future filings, we can agree that we will take the opportunity to adjust the format of the MD&A to allow for a direct opportunity- threat and strength-weakness layout which may enhance the consumption of the material for some readers. To that end, we do not feel it is necessary to file an amended section of our filing. Based on our response, the external parties relying on our financial statements for information can ascertain our trends and management’s position on those trends and the many challenges that we face to manage the business within our environment.

U.S. Securities and Exchange Commission

Mara Ransom

August 23, 2011

Background and Qualifications of Directors

COMMENT 2.	Please revise to discuss the specific experience, qualification, attributes or skills of directors on a director-by-director basis. Refer to Item 401(e) of Regulation S-K.

Response:

In future filings we will revise our disclosure under Background and Qualifications of Directors to discuss the specific experience, qualification, attributes or skills of our directors on a director-by-director basis, as follows (inserted provisions are underlined at the end of each bio):

Sam D. Battistone. Sam D. Battistone has been Chairman of the Board since our inception. Mr. Battistone served as president until November 1998. He also served as the Chairman and CEO of Pro Stars, Inc. from January 2005 until he resigned his position in January 2007. He was the principal owner, founder and served as Chairman of the Board, President and Governor of the New Orleans Jazz and Utah Jazz of the National Basketball Association (NBA) from 1974 to 1986. In 1983, he was appointed by the Commissioner of the NBA to the Advisory committee of the Board of Governors of the NBA. He held that position until the Company sold its interest in the team. He served as a founding director of Sambo’s Restaurants, Inc. and in each of the following capacities, from time to time, from 1967 to 1979: President, Chief Executive Officer, Vice-Chairman and Chairman of the Board of Directors. During that period, Sambo’s grew from a regional operation of 59 restaurants to a national chain of more than 1,100 units in 47 states. From 1971 to 1973, he served on the Board of Directors of the National Restaurant Association. We believe Mr. Battistone is well qualified to serve as a director on our board based on his prior service as an executive officer of Pro Stars, Inc., an integrated sports and celebrity memorabilia and live appearance company, as well as his unique and in depth knowledge of the business of sports as a former NBA franchise owner and his experience with professional athletes and sports leagues in general.

Ross Tannenbaum. Mr. Tannenbaum has served as President and a Director of the Company since November 1998. From August 1994 to November 1998, Mr. Tannenbaum was President, director and one-third owner of MMI. From May 1992 to July 1994, Mr. Tannenbaum was a co-founder of Video Depositions of Florida. From 1986 to 1992, Mr. Tannenbaum served in various capacities in the investment banking division of City National Bank of Florida. Mr. Tannenbaum earned a B.A. from the University of Florida in 1984. Mr. Tannenbaum is the brother-in-law of David M. Greene, the Company’s Senior Vice President. We believe Mr. Tannenbaum is well qualified to serve as a director on our board based on his extensive experience in the sports memorabilia industry both with the Company and prior thereto with MMI, and also his broad based investment banking experience.

U.S. Securities and Exchange Commission

Mara Ransom

August 23, 2011

Dale E. Larsson. Mr. Larsson has served as Director of our Company since 1982. From 1982 until September 1998, Mr. Larsson was our Secretary-Treasurer. Mr. Larsson served as a Director and CFO of Pro Stars, Inc. from January 2005 until he resigned his positions in January 2007. Mr. Larsson graduated from Brigham Young University in 1971 with a degree in business. From 1972 to 1980, Mr. Larsson served as controller of Invest West Financial Corporation; a Santa Barbara, California based Real Estate Company. From 1980 to 1981, he was employed by Invest West Financial Corporation as a real estate representative. From 1981 to 1982, he served as the corporate controller of WMS Famco, a Nevada corporation based in Salt Lake City, Utah, which engaged in the business of investing in land, restaurants and radio stations. Since 1998, Mr. Larsson has also served as the controller of Dreamstar, Inc., an investment and Retail Sports Memorabilia Company. We believe Mr. Larsson is well qualified to serve as a director on our board based on his prior service as an executive officer of Pro Stars, Inc., an integrated sports and celebrity memorabilia and live appearance company, and his extensive experience as a controller at a number of companies in different industries, particularly his experience as a controller for a sports memorabilia company.

David Malina. Mr. Malina was named as a director of the Company in November 2006 and is currently Vice President of Business Development for Ladenburg Thalmann & Company, Inc., a full service investment banking and brokerage firm that has recently relocated its headquarters to Miami, Florida. From 2003 to 2006, Mr. Malina was corporate Vice President in charge of Investor Relations and Corporate Communications for IVAX Corporation, a multinational pharmaceutical company, with direct operations in 39 countries, sales in over 80 countries, and over 7000 employees. IVAX was sold to Teva Pharmaceuticals Industries Ltd in January 2006 for an enterprise value of $9.9 billion. Prior to his employment at IVAX, Mr. Malina was a Managing Director at the Kriegsman Group, a boutique investment bank in Los Angles, California that specialized in health care. From 1974 to 2000, Mr. Malina was a highly regarded screenplay and teleplay writer working for the major film studios and television networks and producing luminaries such as David Geffin, Arnold Koppelson, Roger Birnbaum, Larry Turman, and Frank Price. Mr. Malina is an honors graduate of the Wharton School at the University of Pennsylvania and attended graduate school at the London School of Economics and Political Science. We believe Mr. Malina is well qualified to serve as a director on our board based on his extensive investor relations, corporate communications and investment banking experience.

Steven Rubin. Mr. Rubin was named a director of the Company in November 2006. Mr. Rubin has served as Executive Vice President—Administration of OPKO Health, Inc., since May 2007 and a director of OPKO since February 2007. Mr. Rubin served as the Senior Vice President, General Counsel and Secretary of IVAX from August 2001 until September 2006. Mr. Rubin currently serves on the board of directors of Safestitch Medical, Inc., a medical device

U.S. Securities and Exchange Commission

Mara Ransom

August 23, 2011

company, PROLOR Biotech, Inc., a development stage biopharmaceutical company, Kidville, Inc. (OTCBB:KVIL), which operates large, upscale facilities, catering to newborns through five-year-old children and their families and offers a wide range of developmental classes for newborns-5 year olds, Non-Invasive Monitoring Systems, Inc., a medical device company, Cardo Medical, Inc., an early-stage orthopedic medical device company specializing in designing, developing and marketing reconstructive joint devices and spinal surgical devices (OTCBB:CDOM), Castle Brands, Inc., a developer and marketer of premium brand spirits, SearchMedia Holdings Limited (NYSE Amex:IDI), a multi-platform media advertising company and in China, Cocrystal Discovery, Inc., a privately held biopharmaceutical company, and Neovasc, Inc., a company developing and marketing medical specialty vascular devices. Mr. Rubin holds a B.A. in Economics from Tulane University and a J.D. from the University of Florida. We believe Mr. Rubin is well qualified to serve as a director on our board based on his vast legal experience as in-house counsel for a large cap company, as well as his extensive experience serving as a director to a number of companies in various industries, many of which are small cap companies experiencing rapid growth.

2010 Compensation Tables, page 27

COMMENT 3.

We note that you have provided the value of the Option Awards for your executives. Please confirm, if true, that these equity awards are not subject to performance conditions, and revise your disclosure to indicate, if true, that you are presenting the aggregate grant date fair value of the awards computed in accordance with FASB ASC Topic 718. Refer to Item 402(n)(2)(vi) of Regulation S-K and the Instructions thereto.

Response:

We hereby confirm that the equity awards for our executives as set forth in the summary compensation table are not subject to performance conditions and that we have presented the aggregate grant date fair value of said awards computed in accordance with FASB ASC Topic 718. In future filings we will include a footnote to the summary compensation table disclosing whether or not the equity awards are subject to performance conditions and, if they are subject to performance conditions, the additional disclosure called for by Instruction 3 to Item 402(n)(2)(v) and (vi) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 29

COMMENT 4.

Please disclose the natural person(s) or public company that has the ultimate voting or investment control over the shares held by Frost Gamma Investment Trust and William Blair & Company, LLC. By analogy refer to Question 140.02 and Interpretive Response 240.04 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

U.S. Securities and Exchange Commission

Mara Ransom

August 23, 2011

Response:

Dr. Phillip Frost has ultimate voting and investment control over the shares held by Frost Gamma Investment Trust, and Mr. Mike Balkin and Karl Brewer have investment control over the shares held by William Blair & Company, LLC. William Blair & Company’s policy is to vote proxies of its clients solely in the interest of their participants and beneficiaries and for the exclusive purpose of providing benefits to them. The firm’s written procedures contain steps for complying with this policy and specifically address the resolution of conflicts of interest, disclosure to clients, and the provision of requested copies of the proxy voting policy statement and procedures, as required by Rule206(4)-6 under the Investment Advisers Act of 1940. William Blair & Company’s Proxy Committee (composed of representatives from Operations, Compliance, Research and Trading) meets to discuss and vote on proposals not addressed by its proxy voting guidelines. In future filings, we will include the foregoing disclosure in the appropriate footnotes to our Beneficial Ownership Table.

We would appreciate the cooperation of Staff in working with us to address any future comments the Staff may have. We welcome the opportunity to speak with Staff members directly in an effort to expedite any review.

Very truly yours,

/s/ Clint J. Gage

Clint J. Gage, Esq.

Cc: David	M. Greene, Senior Vice President, Dreams, Inc.

DREAMS, INC.

2 South University Drive

Plantation, Florida 33324

August 23, 2011

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attention:	Mara Ransom, Legal Branch Chief

Re:	Dreams, Inc. (File No. 001-33405) (the “Company”)

Dear Ms. Thompson:

Please accept this letter as the Company’s acknowledgement of the following facts in connection with its filings with the United States Securities and Exchange Commission:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

DREAMS, INC.

By:	/s/ Ross Tannenbaum
Ross Tannenbaum Chief Executive Officer